UNITED SECURITY BANCSHARES, INC.

131 West Front Street

Post Office Box 249

Thomasville, Alabama 36784

August 28, 2012

VIA EDGAR AND FACSIMILE

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention:	Paul Cline David Irving

Re:	United Security Bancshares, Inc.
Form 10-K for Fiscal Year Ended December 31, 2011
Filed March 30, 2012
Form 10-Q for Fiscal Quarter Ended March 31, 2012
Filed May 11, 2012
File No. 000-14549

Dear Mr. Cline and Mr. Irving:

This letter is being submitted in response to the comment letter dated July 31, 2012 (the “Comment Letter”) from the staff of the Securities and Exchange Commission (the “Commission”) addressed to Robert Steen, Vice President, Treasurer and Assistant Secretary, Chief Financial Officer and Principal Accounting Officer of United Security Bancshares, Inc. (the “Company”). This letter contains the Company’s responses to the Comment Letter. For your convenience, each comment is repeated below, followed by the Company’s response.

Form 10-K for the Year Ended December 31, 2011

General

1.	Please revise future filings to provide Industry Guide 3 disclosures for all periods required by Item 3 of the General Instructions therein. Alternatively, explain to us how you meet the exception under Item 3(c) of those instructions.

Securities and Exchange Commission

August 28, 2012

Response: In accordance with the Commission’s request, the Company will provide in future filings the disclosures called for by Industry Guide 3; provided, however, that, to the extent allowed, the Company may elect to eliminate or scale certain disclosures that are otherwise required pursuant to Industry Guide 3 based on its status as a “smaller reporting company.”

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operation

Restatement of Financial Statements, page 20

2.	Please revise future filings to provide an expanded discussion of how you identified the weakness in your internal controls surrounding the valuation of impaired loans and how you identified the periods affected.

Response: In accordance with the Commission’s request, the Company will provide in future filings for an appropriate period of time an expanded discussion of how the Company identified the weakness in the Company’s internal controls surrounding the valuation of impaired loans and how the Company identified the periods affected.

Provision for Loan Losses, page 26

3.	We note your disclosures throughout MD&A discussing the trends in the allowance for loan losses, provision for loan losses, net charge-offs and non-performing loans. Please revise future filings to more comprehensively bridge the gap between the changes in the credit quality of your loan portfolio and the amount of your provision for loan loss recorded during the period and the amount of the allowance for loan losses at period end. Your analysis should quantify each component of your allowance for loan losses (ASC 310-10, 450-20) and the applicable loan portfolio for each component and should explain how you determined that each component was directionally consistent with the underlying credit quality of the applicable loan portfolio. Your analysis should also clearly explain how the refinements to your allowance methodology and the charge-off of specific valuation allowances during the period impacted the amounts recorded and how you considered this impact in your assessment of the appropriateness of the allowance. Please be as specific and detailed as necessary to provide an investor with a clear understanding of the observed changes in credit quality in each applicable loan portfolio and how these changes, as well as any other key drivers, impacted each component of the allowance for loan losses. Please also include any subsequent quarterly periods during 2012 in your analysis.

Response: In accordance with the Commission’s request, the Company will provide in future filings for the referenced periods a more comprehensive discussion and analysis of trends in the Company’s allowance for loan losses, provision for loan losses, net charge-

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August 28, 2012

offs and non-performing loans in order to more comprehensively bridge the gap between the changes in the credit quality of the Company’s loan portfolio and the amount of the Company’s provision for loan loss recorded and the amount of the allowance for loan losses.

Provision for Income Taxes, page 29

4.	We note your analysis supporting your conclusion that a valuation allowance is not necessary for net deferred tax assets at December 31, 2011. It appears that you did not book a valuation allowance against net deferred tax assets at March 31, 2012 despite continued losses. Please provide us with your detailed analysis of how you assessed the realization of your deferred tax assets under ASC 740-10-30 at each reported balance sheet date, including March 31, 2012. Also, tell us how the results of the first quarter of 2012 compared with your projections since you asserted projected future taxable income as positive evidence of the realizability of net deferred tax assets in your analysis at December 31, 2011.

Response: Management’s determination of the realization of the net deferred tax asset is based upon an evaluation of the four possible sources of taxable income: (1) the future reversals of taxable temporary differences; (2) future taxable income exclusive of reversing temporary differences and carryforwards; (3) taxable income in prior carryback years; and (4) tax-planning strategies. In making a conclusion, management has evaluated the available positive and negative evidence impacting these sources of taxable income. The primary sources of positive and negative evidence impacting taxable income are summarized below:

NEGATIVE EVIDENCE CONSIDERED

•

Cumulative losses in recent years – The Company has experienced losses in the two most recent years. The severely depressed economy and declining real estate values, along with the cost of maintaining foreclosed properties, are the primary causes for the losses in 2010 and 2011. Additionally, the Company took an impairment charge on its goodwill of $4.1 million in 2011.

•	A history of operating loss or tax credit carryforwards expiring unused – The Company has no such history of operating losses or tax credits expiring unused.

•	Losses expected in future years – The Company is not expecting losses in future years.

•	Unsettled circumstances that, if unfavorably resolved, would adversely affect future operations and profit levels on a continuing basis in future years – There are no such unsettled circumstances.

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August 28, 2012

•

A carryback, carryforward period that is so brief that it would limit realization of tax benefits if (a) a significant deductible temporary difference is expected to reverse in a single year or (b) the enterprise operates in a traditionally cyclical business – The Company has an adequate carryforward period, and there are no significant temporary differences expected to reverse in a single period, which would have an adverse impact on realization of tax benefits.

POSITIVE EVIDENCE CONSIDERED

•

Existing contracts or firm sales backlog that will produce more than enough taxable income to realize the deferred tax asset based on existing sales prices and cost structures – As discussed below, the Company has significant core earnings from earning assets and deposit liabilities currently in place. A summary of the last ten years of the Company’s operations demonstrating strong core earnings is presented below:

	Book Pre- Tax Income (Loss)		Provision for Loan Losses	Impairment ORE	Core Earnings
	(Dollars in Millions)
2002	$12.8		$3.9	$0.0	$16.7
2003	16.4		3.5	0.1	20.0
2004	19.1		3.7	0.0	22.8
2005	19.2		3.9	0.0	23.1
2006	21.3		3.7	0.0	25.0
2007	11.7	(1)	8.7	0.8	21.2
2008	7.3		8.9	0.1	16.3
2009	3.5	(2)	9.1	0.6	13.2
2010	(10.5	) (3)	19.1	3.5	12.1
2011	(10.9	) (4)	18.8	6.4	14.3

Extraordinary Items:

(1)	2007 pre-tax loss is adjusted for $12.5 million fraud loss at Acceptance Loan Company.
(2)	2009 pre-tax income is adjusted for $2.7 million from lawsuit settlement.
(3)	2010 pre-tax loss is adjusted for $4.2 million insurance settlement.
(4)	2011 pre-tax loss is adjusted for $4.1 million impairment of goodwill.

Management performed several scenarios of five-year pro-forma balance sheets and income statements for First United Security Bank. They all reflect profitable operations in all five years. The primary difference between these pro-forma projections and historical results are in the reduction of impairments on classified assets, expenses related to Other Real Estate and write down of Other Real Estate on sale. Management believes that losses on impaired assets have been appropriately recognized. This list is broken

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August 28, 2012

down into loans that management believes may migrate into Other Real Estate over the next two years and a list of loans that management believes will perform and ultimately pay off. Management’s most conservative scenario assumes an additional unexpected $5.0 million migration of loans to Other Real Estate at average loss amounts indicated from the remaining impairment list. Even under this scenario, management’s projections show a significant turn-around in profitability.

•

An excess of appreciated asset value over the tax basis of the entity’s net assets in an amount sufficient to realize the deferred tax asset – The Company has approximately $4.8 million of market value in excess of cost in the investment securities portfolio.

•

A strong earnings history exclusive of the loss that created the future deductible amount (tax loss carryforward or deductible temporary difference), coupled with evidence indicating that the loss (for example, an unusual, infrequent or extraordinary item) is an aberration rather than a continuing condition – The Company has a strong capital position and a history of pre-tax earnings. The Company believes that, as of year end 2011, impaired loans have been identified and adequately reserved, and management has projected future income over the next five tax years. The Company has strong earnings exclusive of loan loss provisions and Other Real Estate write downs, which created the most significant portion of the deferred tax asset.

As of December 31 2011, large loans totaling $61.9 million have been identified as impaired, with measured impairment of $11.3 million. Impaired loans on non-accrual in the amount of $5.8 million have been charged down to fair value. Therefore, management believes that it has identified non-performing loans, measured impairments and established a reserve for loan losses adequate to absorb future losses. Foreclosed properties have been written down to appropriate market values as of December 31, 2011. Management believes that these actions will greatly reduce the provision for loan losses in 2012 and allow the Company to generate taxable income in 2012 and beyond.

The largest losses experienced were in one type of loan – real estate development. Of the loan loss provision expensed in 2010, 65.3%, or $12.5 million, was in the loan category of speculative real estate loans on undeveloped land or residential lots. Of the loan loss provision expensed in 2011, 44.1%, or $8.3 million, was in the loan category of real estate development loans, raw land or residential lots. Impairment of Other Real Estate originated from these loans amounted to $2.1 million and $3.4 million for 2010 and 2011, respectively. The Company no longer invests in these types of loans and is focused on managing this segment of the loan portfolio aggressively.

First United Security Bank’s policy is to no longer make residential or commercial real estate development loans except in rare instances where it might be in its best interest to do so. The Bank may make a loan when the development will be commercial in nature, supported by pre-leased credit approved tenants, and where the Bank would be willing to

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underwrite a mini-perm loan. The majority of the Bank’s future CRE lending will be limited to owner occupied loans, CRE residential construction loans monitored on a controlled basis and income generating CRE with proven cash flows. Raw land loans will be limited to lending on timber operations, with which the Bank has much experience. Exceptions might be granted in financing the purchase of the Bank’s own Other Real Estate when it is considered in its own best interest to do so, although this is expected to be a rare occurrence. The pro-forma projections take into consideration this lack of future loan production and can be seen in the moderate growth rate of assets assumed.

Management also detailed the negative affect of provision for loan losses, impairment losses on Other Real Estate and realized loss on sale of Other Real Estate resulting from speculative commercial real estate loans for the years 2009, 2010 and 2011. Pre-tax income (loss) has been adjusted for extraordinary items in each year. Without the impact of the speculative commercial real estate loans, the Company would have taxable income each year.

Other Positive Considerations

There is sufficient positive taxable income in tax years 2009 and 2010 to fully absorb the expected 2011 taxable loss. Additionally, after carryback of the 2011 loss, the Company still has approximately $4.2 million in 2010 taxable income to carryback a loss from 2012, if necessary. In addition to the remaining taxable income available in a carryback year, the Company has a full 20-year carryforward period for federal and eight years for the State of Alabama to absorb and use any operating losses triggered as a result of reversing deductible differences such as loan charge-offs or sales of Other Real Estate.

The Company has identified non-performing loans in this category, measured impairment and established a reserve for loan losses adequate to absorb future losses. Foreclosed property is appraised as it is brought into Other Real Estate and is written down to appropriate market values. Depending on amount, reappraisal is performed at least every two years. As of December 31, 2011, management believes these assets to be valued at market. Consolidated budgets were prepared projecting migration of impaired loans to Other Real Estate and charge-offs for five years. These projections indicate pre-tax earnings sufficient to realize the deferred tax asset before the carryforward period expires. Management also prepared an extensive comparison of budgeted migration to the detailed migration. This determined that the budgeted projections are more conservative and reflect more losses than the detailed analysis would indicate. Management has chosen to budget more conservatively in an effort to account for the unanticipated occurrence of loss.

During the fourth quarter of 2011, the FDIC and Alabama State Banking Department completed an examination resulting in only one downgraded loan. The Bank received

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very positive feedback concerning its progress in this area. All losses indicated during this examination have been recognized in FYE 2011 financial statements and will not negatively affect 2012 operations.

OVERALL YEAR END CONCLUSION

Despite recent losses and the challenging economic environment, the Company has a history of strong earnings, is well capitalized, has available tax carryback capacity and has expectations regarding near-term future taxable income. As of December 31, 2011, the Company believes that the positive evidence substantially outweighs the negative evidence supporting the realization of the deferred tax asset and does not believe that a valuation allowance is necessary.

After the first quarter loss, management assessed the negative and positive evidence related to the deferred tax asset as of March 31, 2012 and concluded that the positive evidence outweighs the negative evidence of recent pre-tax losses. Management further concluded that the analysis completed at December 31, 2011, which indicated that a valuation against net deferred tax asset was not needed, remains valid, as discussed below.

After management’s extensive research of the 2011 results and planning of the Company’s 2012 budget, the following activities relating to management’s DTA analysis and projections for Other Non-Interest Expense and Loan Loss Provision occurred in the first quarter of 2012.

In general, the major categories included in management’s projections were in line, or less than, the budgeted numbers. Below is a summary by quarter of the amounts that deviate from the projections used:

	Budget	March 31, 2012	June 30, 2012
Cost of Carrying ORE	$750,000	$206,618	$227,731
Gain/Loss on Sale ORE	$1,080,000	$4,572	$29,745
Write Down of ORE	$1,950,000	$2,604,695	$0
Provision for Loan Loss	$4,000,000	$1,502,800	$468,000
Total Other Non-Interest Expense	$7,780,000	$4,318,685	$1,586,554

Management had projected all of the write down on Other Real Estate to occur in the first quarter. Management expects that the over-budget write down of Other Real Estate will be mostly offset by a reduction in Provision for Loan Losses as the first quarter’s provision was almost entirely related to an adjustment in the ASC 450 loan provision due to the one large customer write down.

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Because management had projected all of the write down of Other Real Estate to occur in the first quarter, and virtually all other budget items were in line with projections, management concluded that its projections to be profitable for the year held true. This conclusion was further bolstered by the Company’s second quarter profitability. This profitability was further positive evidence that outweighed the negative evidence that a valuation allowance is not necessary.

Item 8. Financial Statements and Supplementary Data

Consolidated Statements of Cash Flows, page 52

5.	Please revise future filings to properly refer to the “amortization of goodwill” as an impairment of goodwill.

Response: In accordance with the Commission’s request, the Company will revise future filings to properly refer to the “amortization of goodwill” as an impairment of goodwill.

Notes to Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies

Other Real Estate, page 58

6.	Please revise future filings to disclose a roll-forward of these assets that clearly identifies and quantifies each major component contributing the change between periods, including gross gains and gross losses.

Response: In accordance with the Commission’s request, the Company will revise future filings to disclose a roll-forward of Other Real Estate that clearly identifies and quantifies each major component contributing the change between periods, including gross gains and gross losses.

Recent Accounting Pronouncements, page 59

7.	Please revise future filings to clarify why you are continuing to evaluate the effect of the implementation of ASC 2011-02 as it became effective on July 1, 2011.

Response: In accordance with the Commission’s request, the Company will revise future filings to reflect the effect that the implementation of ASC 2011-02 has had on the Company’s consolidated financial position, results of operations and cash flows, if any.

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August 28, 2012

Note 5. Loans and Allowance for Loan Losses

8.	In the interest of providing increased transparency and comparability, please revise future filings to conform your disclosures under ACS 310-10-55-7 to the tabular presentations in the example therein.

Response: In accordance with the Commission’s request, the Company will revise future filings to conform disclosures relating to loans and allowance for loan losses under ASC 310-10-55-7 to the tabular presentations included in the example therein.

9.	Please revise future filings to conform your disclosures under ASC 310-10-55-9 to the example therein. Specifically, disaggregate the 30-89 days category based on that example.

Response: In accordance with the Commission’s request, the Company will revise future filings to conform disclosures relating to loans and allowance for loan losses under ASC 310-10-55-9 to the example therein and, specifically, will disaggregate the 30-89 days category based on the example.

Troubled Debt Restructurings, page 78

10.	Please revise future filings to include the disclosure requirements of ASC 310-10-55-34.

Response: In accordance with the Commission’s request, the Company will revise future filings with respect to troubled debt restructurings to include the disclosure requirements of ASC 310-10-55-34.

Note 20. Fair Value Measurements, page 93

11.	Please revise future filings to include financial assets measured at fair value on a nonrecurring basis in a tabular format for the periods presented similar to your presentation of financial assets measured at fair value on a recurring basis.

Response: In accordance with the Commission’s request, the Company will revise future filings to include financial assets measured at fair value on a nonrecurring basis in a tabular format for the periods presented.

12.	Please revise future filings to provide an expanded discussion of how you determine the fair value of assets measured on a non-recurring basis, including how often you obtain updated appraisals for impaired loans and describe any adjustments you make to the appraised values including those made as a result of outdated appraisals. Also, discuss how you consider the potential for outdated appraisal values in your determination of the allowance for loan losses.

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August 28, 2012

Response: In accordance with the Commission’s request, the Company will revise future filings to provide an expanded discussion of how the Company determines the fair value of assets measured on a non-recurring basis, including how often the Company obtains updated appraisals for impaired loans, and will describe any adjustments that the Company makes to the appraised values, including those made as a result of outdated appraisals. The Company will include a discussion of how the Company considers the potential for outdated appraisal values in the Company’s determination of the allowance for loan losses. In addition, the Company refers the Commission to the Company’s response to Item 13 below.

Note 22. Quarterly Data (Unaudited), page 99

13.	We note that you booked a provision for loan losses of $13.6 million in the fourth quarter of 2011, which represented 73% of the total provision for loan losses booked during 2011. See our comment above on the provision for loan losses and ensure your response to it includes a discussion of the factors that lead to booking such a significant provision for loan losses in that period.

Response: The process of calculating and evaluating the adequacy of the allowance for loan losses is ongoing and dynamic. The Company’s Chief Credit Officer is assigned the overall responsibility for this process. To assist in this analysis, two committees have been established – the Problem Asset Review Committee and the Credit Quality Control Committee.

The Problem Asset Review Committee is composed of the Chief Executive Officer; Chief Credit Officer; Executive Vice President, Commercial Division; Executive Vice President, Retail Division; and the Special Assets Manager. All classified loans in excess of $500,000, along with Other Real Estate Owned, are reviewed monthly for recommendations for impairment, charge-off or a possible upgrade. All other classified loans and watch list loans are reviewed quarterly. The Credit Quality Control Committee meets quarterly prior to filing quarterly results to assess the adequacy of the allowance for loan losses.

These committees, as appropriate for each committee’s role, consider many factors in evaluating the adequacy of the allowance for loan losses, such as changes in economic and business conditions; changes in nature, volume and mix in the loan portfolio; changes in the experience and ability of lending personnel; changes in non-performing loans or volume of adversely classified loans; concentrations of credit; competition; and legal and regulatory requirements. These committees, as appropriate, also assess the need for updated appraisals on impaired loans, or in some cases, a discounted value on an existing appraisal, consistent with observed trends in valuation. The policy is to obtain updated appraisals on impaired loans that are collateral dependent under ASC 310 every 18 to 24 months.

Securities and Exchange Commission

August 28, 2012

Below, is a summary of the changes recorded through the provision for loan loss during the fourth quarter of 2011.

Fourth Quarter 2011 Changes to the Allowance for Loan Losses

Loans Individually Evaluated for Impairment – ASC 310
Changes Resulting from Management’s Ongoing Evaluation	$6.2 million
Deterioration of Financial Condition of Borrowers	$3.9 million

Total	$10.1 million

Loans Collectively Evaluated for Impairment – ASC 450
Change in Historical Loss Period	$1.5 million
Provision for Fourth Quarter Charge-Offs	$2.0 million

Total	$3.5 million

Loans Individually Evaluated for Impairment – ASC 310

As part of the ongoing process described above, eight loans were subject to normal evaluation based on the 18-24 month cycle prescribing the need for an updated appraisal during the fourth quarter of 2011. Therefore, updated appraisals were obtained on eight loans and evaluated under ASC 310. These appraisals, along with management’s evaluation of expected loss in loans evaluated individually for impairment under ASC 310, resulted in additional impairment of approximately $6.2 million.

In addition to the normal, ongoing changes noted above, the status of two previously performing relationships came into question during the fourth quarter of 2011. Based on this change in circumstances, management became concerned about the performance related to these two relationships. In response, the Company performed an assessment of the loan quality, which included obtaining updated financial information on these two lines, and which revealed deterioration in credit quality and ultimately led to an increase in the allowance for loan losses through a charge to the provision for loan losses of approximately $3.9 million in the fourth quarter of 2011.

Loans Collectively Evaluated for Impairment – ASC 450

The ASC 450 portion of the allowance increased approximately $1.5 million as a result of a current and prospective change in the historical loss period from 36 months to 18 months. Management determined that a shorter period would be more reflective of the Company’s loss experience, especially in the real estate development segment of the portfolio. As part of the Company’s quarterly routine evaluation of the loan portfolio, quarterly charge-offs amounted to approximately $2.0 million and resulted in additional provisions.

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Conclusion

Total net charge-offs for the fourth quarter amounted to $6.6 million.

Given the charge off experience and the various other factors and circumstances in the fourth quarter of 2011 noted above, the Company recorded a provision for loan losses of $13.6 million during the fourth quarter to appropriately reflect the most current information available and relevant to the Company’s assessment of the valuation of the loan portfolio.

Form 10-Q for Fiscal Period Ended March 31, 2012

Note 5. Fair Value of Financial Instruments, page 11

14.	Please revise future filings to disclose the categorization by level of the fair value hierarchy for items that are not measured at fair value in the statement of financial position, but for which the fair value of such items is required to be disclosed. Refer to ASU 2011-04.

Response: In accordance with the Commission’s request, the Company will revise future filings in accordance with ASU 2011-04 to disclose the categorization by level of the fair value hierarchy for items that are not measured at fair value in the statement of financial position, but for which the fair value of such items is required to be disclosed.

In connection with the foregoing response to the Commission’s comments, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Securities and Exchange Commission

August 28, 2012

If you have any questions or comments regarding this response, please contact Robert Steen at (334) 636-5424. Thank you very much for your attention to this matter.

Very truly yours,

/s/ Robert Steen
Robert Steen
Vice President, Treasurer and Assistant Secretary, Chief Financial Officer and Principal Accounting Officer

cc:	James F. House
Andrew S. Nix, Esq.